UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______*




                            Foundation Bancorp, Inc.
      _____________________________________________________________________
                                (Name of Issuer)


                           Common shares, no par value
      _____________________________________________________________________
                         (Title of Class of Securities)


                                   349912 10 0
      _____________________________________________________________________
                                 (CUSIP Numbers)


                                Laird L. Lazelle
                             Foundation Savings Bank
                                25 Garfield Place
                             Cincinnati, Ohio 45202
                                 (513) 721-0120
      _____________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 27, 1997
      _____________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 349912 10 0


  1 Names of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

       Laird L. Lazelle


  2    Check the Appropriate Box if a Member of a Group*
                                                             (a) _____

                                                             (b) __X__

  3    SEC Use Only


  4    Source of Funds

       SC, PF


  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


  6    Citizenship or Place of Organization

       United States

                     |
                     |  7     Sole Voting Power
                     |
                     |          13,149
    Number of        |
      Shares         |  8     Shared Voting Power
   Beneficially      |
      Owned          |          11,517
     by Each         |
 Reporting Person    |  9     Sole Dispositive Power
       With          |
                     |          11,500
                     |
                     |  10    Shared Dispositive Power
                     |
                     |          11,517

  11   Aggregate Amount Beneficially Owned by Each Reporting Person

       24,666

  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*


  13   Percent of Class Represented by Amount in Row 11

       5.3%

  14   Type of Reporting Person*

       IN

ITEM 1.   SECURITY AND ISSUER

          Common Shares

          Foundation Bancorp, Inc.
          25 Garfield Place
          Cincinnati, Ohio  45202

ITEM 2.   IDENTITY AND BACKGROUND

          (a) Laird L. Lazelle

          (b)   Foundation Bancorp, Inc.
                25 Garfield Place
                Cincinnati, Ohio  45202

          (c) President and director of the Issuer and the Issuer's wholly-owned subsidiary, Foundation Savings Bank ("Foundation") 25 Garfield Place
                Cincinnati, Ohio 45202

          (d) During the last five years, Mr. Lazelle has not been convicted in a criminal proceeding;

          (e) During the last five years, Mr. Lazelle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

          (f) Mr. Lazelle is a citizen of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Of the 24,666 shares of which Mr. Lazelle has beneficial ownership, 1,649 shares were allocated to his account under the Foundation Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"). Mr. Lazelle has sole voting power, but no dispositive power, over such shares, which were purchased by the ESOP at a cost of $16,490 with funds borrowed by the ESOP from the Issuer. Of the remaining 23,017 shares of which Mr. Lazelle has beneficial ownership, 11,500 were purchased by Mr. Lazelle and 11,517 were purchased by his spouse with personal funds, at an aggregate cost of $230,170.

ITEM 4.     PURPOSE OF TRANSACTION

     The shares purchased by the ESOP were purchased pursuant to an employee benefit plan of the Issuer. The shares purchased by Mr. Lazelle and his spouse were purchased for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Lazelle beneficially owns 24,666 common shares of the Issuer, which is 5.3% of the 462,875 issued and outstanding common shares of the Issuer.

          (b) Mr. Lazelle has sole voting and dispositive power with respect to 11,500 shares which he owns directly and sole voting power but no dispositive power with respect to the 1,649 shares allocated to his account pursuant to the ESOP. Mr. Lazelle has shared voting and dispositive power over the 11,517 shares owned by his spouse.

          The following is the address and required information with respect to Mr. Lazelle's spouse:

               Mary Annette Lazelle
               Manager of Customer Service, The Kroger Company
               7 Spring Knoll Drive
               Cincinnati, Ohio  45227

     To Mr. Lazelle's knowledge, Mrs. Lazelle has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Mrs. Lazelle is a United States citizen.

          (c) On February 27, 1997, 1,649 shares were allocated to the account of Mr. Lazelle pursuant to the ESOP, giving Mr. Lazelle sole voting power over such shares.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between Mr. Lazelle and any other person with respect to any securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 4, 1997                             Laird L. Lazelle